UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In January 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 21, 2009: Sanofi-aventis provides an R&D pipeline update.

Exhibit 99.2	Press release dated December 21, 2009: Sanofi-aventis to acquire Chattem Inc. creating a strong U.S. consumer healthcare platform.

Exhibit 99.3	Press release dated January 8, 2010: Sanofi-aventis reinforces its consumer health care management.

Exhibit 99.4	Press release dated January 11, 2010: Sanofi-aventis commences tender offer for all outstanding shares of Chattem, Inc.

Exhibit 99.5	Press release dated January 11, 2010: Sanofi Pasteur partners with KaloBios on novel biologic for the prevention and treatment of Pseudomonas aeruginosa infections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 15, 2010	SANOFI-AVENTIS

By
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 21, 2009: Sanofi-aventis provides an R&D pipeline update.

Exhibit 99.2	Press release dated December 21, 2009: Sanofi-aventis to acquire Chattem Inc. creating a strong U.S. consumer healthcare platform.

Exhibit 99.3	Press release dated January 8, 2010: Sanofi-aventis reinforces its consumer health care management.

Exhibit 99.4	Press release dated January 11, 2010: Sanofi-aventis commences tender offer for all outstanding shares of Chattem, Inc.

Exhibit 99.5	Press release dated January 11, 2010: Sanofi Pasteur partners with KaloBios on novel biologic for the prevention and treatment of Pseudomonas aeruginosa infections.

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